UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

COMMISSION FILE NUMBER-333-85011

NOTIFICATION OF LATE FILING

(CHECK ONE)

___ FORM 10-K AND FORM 10-KSB       ___ FORM 20-F    ___ FORM 11-K          X FORM 10-Q

AND FORM 10-QSB   ____ FORM N-SAR

FOR PERIOD ENDED MARCH 31, 2002

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__ TRANSITION REPORT ON FORM 10-K AND FORM 10-KSB

__ TRANSITION REPORT ON FORM 20-F

__ TRANSITION REPORT ON FORM 11-K

__ TRANSITION REPORT ON FORM 10-Q AND FORM 10-QSB

__ TRANSITION REPORT ON FORM N-SAR

FOR THE TRANSITION PERIOD ENDED: ___________________

READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM.

PLEASE PRINT OR TYPE.

        NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS

VERIFIED ANY INFORMATION CONTAINED HEREIN.

        IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE,

IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES: _____________________________________________________________________________________________

PART I--REGISTRANT INFORMATION

Full Name of Registrant:               NETCARE HEALTH GROUP, INC.

Former Name of Registrant:         DIGITAL COMMERCE INTERNATIONAL, INC.

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Address of Principal Executive Office (Street and Number):

362 Industrial Park Road, Unit 6,         Middletown,  CT 06457

PART II--RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate):

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;

or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q,10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Company has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Quarterly Report on Form 10-QSB by May 15, 2002, the required filing date, without unreasonable effort and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Edward Foster                                                         (800)                       281-1231

                                                 (NAME)                                                        (AREA CODE) (TELEPHONE NUMBER)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). X Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

X Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NETCARE HEALTH GROUP, INC.

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(Name of Registrant as Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized

Dated:    May 15, 2002                      NETCARE HEALTH GROUP, INC.

                                                                By: /s/ Edward Foster

                                                                -----------------------------

                                                                Edward Foster

                                                                President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

Part IV  OTHER INFORMATION

(3) Although management has not completed compiling the requisite financial data and other narrative information for the Form 10-QSB, it is anticipated that there will be a significant change in the results of operations from the first quarter of 2001 as compared to the first quarter of 2002. While management anticipates that revenues for the previous fiscal quarter will be comparable to the revenues of the Registrant for the first quarter of 2001, it is expected that the amount of expenses incurred in the first quarter of 2002 will be significantly higher than the amount of expenses in the first quarter of 2001.

It is difficult to ascertain the appropriate amount of expenses incurred in the first quarter of 2001 since the Registrant previously reported on an October 31 year-end basis. Currently the Registrant reports on a calendar basis. As a result of the change in the Registrant's fiscal year and the transaction with RXLTC, LLC and NetCare Health Services, Inc., which was consummated during the first quarter of 2002, it is difficult for management of the Registrant to provide a reasonable estimate of the results of the first quarter of 2002 at this time.